

Mail Stop 7010

June 12, 2007

Mr. David P. Warren
Executive Vice President and Chief Financial Officer
The Nasdaq Stock Market, Inc.
One Liberty Plaza
New York, New York 10006

> **RE:** **The Nasdaq Stock Market, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **Form 10-Q for the First Quarter ended March 31, 2007**
> **File No. 0-32651**

Dear Mr. Warren:

We have reviewed your response letter dated May 25, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Investment in London Stock Exchange, Prior Comment No. 3.

1. We appreciate the additional information you have given us about the classification of your investment in the London Stock Exchange (LSE) as a current asset. However, we have additional concerns as noted below.

Please address in a more comprehensive manner each of the concerns we detailed in our previous letter, which are repeated for your convenience. These observations could be interpreted to emphasize what appears to be a long-term investment in the LSE. In particular:

- Your original intention to acquire all of the outstanding shares of the London Stock Exchange;
- That you described the investment in the London Stock Exchange as a strategic initiative;
- You acquired the great majority of your 29.6% interest in the London Stock Exchange over a year ago;
- You appear to have financed the investment in the London Stock Exchange through the issuance of long-term debt obligations and common stock; and
- If not for the ability to acquire financial statements for the investee you would be utilizing the equity method of accounting.

We note that ARB 43 defines working capital and current assets as follows:

"WORKING CAPITAL, sometimes called NET WORKING CAPITAL, is represented by the excess of current assets over current liabilities and identifies the relatively liquid portion of total enterprise capital which constitutes a margin or buffer for meeting obligations within the ordinary operating cycle of the business. If the conventions of accounting relative to the identification and presentation of current assets and current liabilities are made logical and consistent, the amounts, bases of valuations, and composition of such assets and liabilities and their relation to the total assets or capital employed will provide valuable data for credit and management purposes and afford a sound basis for comparisons from year to year. It is recognized that there may be exceptions, in special cases, to certain of the inclusions and exclusions as set forth in this section. When such exceptions occur they should be accorded the treatment merited in the particular circumstances under the general principles outlined herein."

"For accounting purposes, the term CURRENT ASSETS is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. Thus the term comprehends in general such resources as (a) cash available for current operations and items which are the equivalent of cash; (b) inventories of merchandise, raw materials, goods in process, finished goods, operating supplies, and ordinary maintenance material and parts; (c) trade accounts, notes, and acceptances receivable; (d) receivables from officers, employees, affiliates, and others, if collectible in the ordinary course of business within a year; (e) installment or deferred accounts and notes receivable if they conform generally to normal trade practices and terms within the business; (f) marketable securities representing the investment of cash available for current operations; and (g) prepaid expenses such as insurance, interest, rents, taxes, unused royalties, current paid advertising service not yet received, and operating supplies. Prepaid expenses are not current assets in the sense that they will be converted into cash but in the sense that, if not paid in advance, they would require the use of current assets during the operating cycle."

It remains unclear to us how you have determined that your investment in the LSE represents "the relatively liquid portion of total enterprise capital which constitutes a margin or buffer for meeting obligations within the ordinary operating cycle of the business." Further it remains unclear to us how your investment in the LSE represents "resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business."

Nothing in your response appears to address these definitions with appropriate reference. None of the disclosures you cite fully address the classification, as described above. Please advise.

You state that you continue to "maintain optionality" with respect to your investment in the LSE. Please expand on this statement and describe for us in a more comprehensive manner your plans regarding this investment.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        If you have any questions regarding these comments, please direct them to Gus
Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at
(202) 551-3689.

                        Sincerely,

                        John Hartz
                        Senior Assistant Chief Accountant